UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

Santiago, October 14, 2005.

          D&S informed that, on October 13, the Company has taken part in a capital increase of Alvi Supermercados Mayoristas S.A. (Alvi Wholesale Supermarkets, referred to as “Alvi”), with a contribution of U.F. 653,660 (equivalent of Ch$11,618 million or US$21.6 million), which represents a 35% of Alvi´s ownership. Alvi will continue to be controlled and managed by  its current controlling shareholders, Mssrs. Guillermo and Máximo Villablanca Rojas.

          Alvi has 12 stores in the city of Santiago and its business strategy is focused on serving the needs of small retailers.

          Through this transaction, D&S, with a longstanding reputation as a  distribution and service company and faithful to its origins, intends to help strengthening the traditional channel of neighborhood stores or Mom & Pop’s,  together with a renowned company like Alvi.

For further information please contact:

Miguel Núñez S.
Chief Financial Officer, Ph: 56-2-484-7754
mnunez@dys.cl

Loreto Bradford V.
Investor Relations Officer, Ph: 56-2-484-7757
lbradford@dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 17, 2005